SEC 02021751 :OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 AND ENDING 3/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DE GUARDIOLA ADVISORS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 PARK AVENUE
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERTO DE GUARDIOLA (212) 753-2702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER, LLP
(Name – *if individual, state last, first, middle name*)

1185 Ave of the Americas New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Roberto de Guardiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Guardiola Advisors, Inc, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JOYCE O'NEILL
Notary Public, State of New York
No. 4608312
Qualified in Nassau County
Commission Expires 7/31/05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE GUARDIOLA ADVISORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

CONTENTS
March 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
De Guardiola Advisors, Inc.

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. as of March 31, 2002, and the related statements of operations, changes in subordinated liabilities, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 17, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

DE GUARDIOLA ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2002

ASSETS	
Cash and Cash Equivalents	$1,381,579
Marketable Securities - at market value	194,975
Receivable from Clients	450,000
Property and Equipment, at cost, net of accumulated depreciation of $83,259	393,543
Other Assets	306
Total Assets	$2,420,403
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Income taxes payable	$ 409,999
Deferred incentive compensation	194,975
Accrued expenses	15,000
	619,974
Subordinated Liabilities	290,000
Total liabilities	909,974
Stockholders' Equity:	
Common stock (no par value, authorized 200 shares, issued and outstanding 105 shares)	11,000
Retained earnings	1,499,429
Stockholders' equity	1,510,429
Total Liabilities and Stockholders' Equity	$2,420,403

See Notes to Financial Statements

DE GUARDIOLA ADVISORS, INC.

STATEMENT OF OPERATIONS

Year ended March 31, 2002

Revenue:	
Fee income	$ 5,052,490
Interest and dividend income	111,525
Total revenue	5,164,015
Expenses:	
Employee compensation and benefits	4,968,464
Travel and entertainment	298,983
Occupancy	236,710
Professional fees	212,755
Depreciation	58,200
Interest expense	29,000
Communication costs	25,511
Deferred compensation	137,070
Other	208,922
Total expenses	6,175,615
Loss before income tax benefit	(1,011,600)
Income tax benefit	(563,000)
Net loss	$ (448,600)

See Notes to Financial Statements

DE GUARDIOLA ADVISORS, INC.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended March 31, 2002

Balance at April 1, 2001	$290,000
Subordinated loan payable at March 31, 2002	$290,000

See Notes to Financial Statements

DE GUARDIOLA ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended March 31, 2002

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at April 1, 2001	105	$11,000		$1,948,029	$1,959,029
Net loss				(448,600)	(448,600)
Stockholders' equity at March 31, 2002		$11,000	$ - 0 -	$1,499,429	$1,510,429

See Notes to Financial Statements

Year ended March 31, 2002

Cash flows from operating activities:	
Net loss	$ (448,600)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	58,200
Changes in operating assets and liabilities:	
Increase in marketable securities	(194,975)
Decrease in receivable from clients	3,843,319
Decrease in prepaid taxes	75,896
Decrease in other assets	56,436
Increase in income taxes payable	208,974
Decrease in accrued expenses	(1,294,350)
Increase in deferred incentive compensation	138,968
Decrease in short-term capital leases payable	(20,307)
Decrease in deferred income tax liability	(865,460)
Decrease in deferred state tax liability	(508,308)
Decrease in long-term capital leases payable	(43,837)
Net cash provided by operating activities	1,005,956
Cash flows used in investing activity - purchases of property and equipment	(337,639)
Net increase in cash and cash equivalents	668,317
Cash and cash equivalents at beginning of year	713,262
Cash and cash equivalent at end of year	$ 1,381,579

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	$ 196,000
Interest	$ 29,000

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

De Guardiola Advisors, Inc. (the "Company") was incorporated under the laws of the State of New York. The primary business of the Company is that of assisting and counseling in mergers and acquisition transactions. The Company, an investment banker, is registered as a broker-dealer under the Securities Exchange Act 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company effected no transactions with customers, as defined in rule 15c3-3, and, therefore, has no amounts reportable under the rule.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Depreciation of property and equipment is provided for by the use of the straight-line and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

The Company has defined its investment in a money-market fund as a cash equivalent.

The Company recognizes fee income for advisory services provided to clients. Advisory services are on a contractual basis, with the fee stipulated in the contract, and revenue is recognized when services provided are substantially completed.

2. SUBORDINATED LOAN PAYABLE:

The liability subordinated to the claims of general creditors has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. This loan has been established with an affiliate of the Company in the amount of $290,000 and bears interest at a rate of 10% per annum and is due in full at May 19, 2003.

Interest expense in connection with the loan established with the affiliate of the Company amounted to $29,000 and was payable at March 31, 2002.

Subordinated debt is withdrawable by the lender at the stated maturity date. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

3. MINIMUM LEASE COMMITMENTS:

The Company is committed to its landlord, Villamar Associates, Inc. (a related company), for a 123-month lease for office space that commenced May 1, 2000 and ends July 1, 2010. The Company is also committed to Drinkmasters, Inc. (a related company) for a 30-month lease that commenced April 1, 2000 and ends March 31, 2003. This lease was subsequently assigned to 64th Street Venture, a partnership of which Drinkmasters, Inc. is the general partner, on September 1, 2000. The Company's rent expense for the year amounted to $236,710. The Company is also obligated under an operating lease for office equipment.

Minimum lease commitments for the next five years are as follows:

Year ending March 31,

2003	$ 249,413
2004	201,413
2005	201,413
2006	205,915
2007	209,498
Thereafter	698,327
	$1,765,979

4. INCOME TAXES:

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities.

The deferred tax asset is the result of temporary differences in accrual versus cash method of accounting for receivables and accrued expenses, and depreciation.

The components of the income tax benefit for the year ended March 31, 2002 consist of the following:

Current tax expense	$ 811,000
Deferred tax benefit	(1,374,000)
	$ (563,000)

5. NONQUALIFIED DEFERRED COMPENSATION PROGRAM:

The Company adopted a nonqualified deferred compensation program effective March 31, 2001. The Company funded contributions to this plan in the amount of $131,086 during the year ended March 31, 2002.

6. NET CAPITAL REQUIREMENT: The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had regulatory net capital of $928,948, which was $887,614 in excess of its required minimum regulatory net capital of $41,334. The Company's ratio of aggregate indebtedness to net capital was .67 to 1.

7. RELATED PARTY TRANSACTIONS: The Company has transactions with other affiliated companies that are owned in part by the majority stockholder of the Company. The Company has entered into a sublease agreement with Villamar Associates, Inc. for use of office space at 405 Park Avenue. Villamar Associates, Inc. provides payroll and insurance benefits to all the Company's personnel. The Company has entered into a lease agreement with Drinkmasters, Inc. for use of office space at 20 East 64th Street, New York, NY. This lease was subsequently assigned to 64th Street Venture, a partnership of which Drinkmasters, Inc. is the general partner, on September 1, 2000. I.D.A., Inc. provides private airplane service to the Company as requested and charges commercial rates. These charges for the year ended March 31, 2002 amounted to $158,415.

DE GUARDIOLA ADVISORS, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

March 31, 2002

Stockholders' equity	$1,510,429
Add subordinated liability	290,000
	1,800,429
Less nonallowable assets	843,849
Net capital before haircut on marketable securities	956,580
Less haircut on marketable securities - money market	27,632
Net capital	928,948
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $619,974, or $5,000, whichever is greater	41,334
Excess net capital	$ 887,614
Aggregate indebtedness:	
Income taxes payable	$ 409,999
Deferred incentive compensation	194,975
Accrued expenses	15,000
	$ 619,974
Ratio of aggregate indebtedness to net capital	.67 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of March 31, 2002):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 224,972
Audit adjustments	703,976
Net capital per above	$ 928,948

DE GUARDIOLA ADVISORS, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3

March 31, 2002

The Company effected no transactions with customers, as defined in rule 15c3-3, and, therefore, has no amounts reportable under the rule.